Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 2, 2022

TO THE PROSPECTUS DATED JULY 22, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated July 22, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose our entering into a credit facility.

Credit Facility

On August 31, 2022, we, as initial guarantor, and the Operating Partnership, as initial borrower, entered into a credit agreement (“Credit Agreement”) with U.S. Bank National Association (“U.S. Bank”), as administrative agent and letter of credit issuer. The Credit Agreement provides for aggregate commitments of up to $65,000,000 for secured revolving loans and letter of credit issuances, with an accordion feature pursuant to which the Operating Partnership may increase the aggregate commitments up to $150,000,000, subject to the satisfaction of certain conditions (the “Credit Facility”). The Operating Partnership may use the proceeds of borrowings under the Credit Agreement for general corporate purposes.

Loans outstanding under the Credit Facility bear interest and line of credit fees, at the Operating Partnership’s option, at either a relevant Secured Overnight Financing Rate (“SOFR”) plus an applicable margin or a “base rate” equal to the higher of (i) zero and (ii) the sum of the Federal Funds Effective Rate plus 0.5% per annum, plus the applicable margin. The applicable margin ranges from 1.55% to 1.65% for borrowings at a relevant SOFR rate determined under the terms of the Credit Agreement, 1.55% to 1.65% for borrowings at a relevant “base rate” determined under the terms of the Credit Agreement, or 1.55% to 1.65% for lines of credit, in each case, based on the borrowing as defined in the Credit Agreement. Loans under the Credit Facility will mature on the earliest of (i) August 31, 2023, (ii) the date an earlier termination pursuant to an event of default specified in the Credit Agreement occurs or (iii) the date of occurrence of other maturity date events specified in the Credit Agreement, unless extended pursuant to the terms of the Credit Agreement.

Pursuant to the Credit Agreement, the Operating Partnership has made certain representations and warranties and must comply with various covenants and reporting requirements customary for facilities of this type. The Credit Agreement contains events of default customary for financings of this type. Upon the occurrence of certain events of default, U.S. Bank may, and at the instruction of the lender(s) will, among other remedies, suspend the commitments of lenders and any obligation of the letter of credit issuer to make letter of credit extensions, terminate the commitments of lenders and any obligation of the letter of credit issuer to make letter of credit extensions, and declare the outstanding loans and other obligations under the Credit Facility immediately due and payable. We have agreed to guarantee the borrowings under the Credit Agreement.